UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)

Under the Securities Exchange Act of 1934

Henry Bros. Electronics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

426286100
(CUSIP Number)

Richard D. Rockwell
c/o Professional Security Technologies, LLC
43 River Road
Nutley, NJ 07110
(973) 661-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892354 10 1	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Richard D. Rockwell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6.	Citizenship or Place of Organization: United States of America

	7.	Sole Voting Power	2,044,703 (Includes 2,000 shares underlying unexercised stock options)
Number of
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each
Reporting	9.	Sole Dispositive Power	2,044,703 (Includes 2,000 shares underlying unexercised stock options)
Person With

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,044,703

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 34.5%

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 892354 10 1	Page 3 of 5

Item 1. Security and Issuer

This statement relates to shares of common stock of Henry Bros. Electronics, Inc. The address of the principal executive offices of the issuer of such securities is located at: 17-01 Pollitt Drive, Fair Lawn, NJ 07410.

Item 2. Identity and Background

(a)	Name: Richard D. Rockwell

(b)	Residence or business address: c/o Professional Security Technologies, LLC 43 River Road, Nutley, NJ 07110

(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Owner and Chairman of Professional Security Technologies, LLC 43 River Road, Nutley, NJ 07110

(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding.

(e)

During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration

On February 6, 2009, the reporting person directly purchased 746 shares of the issuer’s common stock for an aggregate of $4,173.00. The shares were purchased with the reporting person’s personal funds.

Item 4. Purpose of Transaction

(a) No formal plan at this time.

(b) No formal plan at this time.

(c) No formal plan at this time.

(d) No formal plan at this time.

(e) Not Applicable.

(f) No formal plan at this time.

(g) Not Applicable.

(h) Not Applicable.

(i) Not Applicable.

(j) Not Applicable.

CUSIP No. 892354 10 1	Page 4 of 5

Item 5. Interest in Securities of the Issuer

(a)	2,044,703 shares of common stock, constituting 34.5% of the issuer’s common stock, based upon a total of 5,922,865 shares of common stock outstanding on August 10, 2008 as indicated by the Issuer.

(b)	The reporting person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of all 2,044,703 shares of common stock.

(c)

On December 15, 2008, the reporting person purchased 250 shares at a price of $5.52, 900 shares at a price of $5.55, and 200 shares at a price of $5.56. On December 16, 2008, the reporting person purchased 150 shares at a price of $6.00. The transactions were effected through Schwab via internet trading.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7. Material to Be Filed as Exhibits

Not Applicable.

CUSIP No. 892354 10 1	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2009
(Date)

/s/ Richard D. Rockwell
(Signature)

Richard D. Rockwell/ Individual
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.